Buenos Aires, July 2nd, 2020

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event – Commercial Operation Date for GEBATV02 at Genelba Thermal Power Plant.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) and Bolsas y Mercados Argentinos S.A. (“ByMA”), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (the “Company” and/or “Pampa”), to inform that Wholesale Electricity Market Clearing Company (Compañía Administradora del Mercado Mayorista Eléctrico S.A. – ‘CAMMESA’), as entity in charge of the dispatch in the Wholesale Electric Market, granted the commercial commissioning to the Steam Turbine 02 (‘GEBATV02’) at Genelba Thermal Power Plant (‘CTGEBA’) as of today’s 12 am, for a gross installed capacity of 199 MW.

The commissioning of GEBATV02 sets the beginning of operations of CTGEBA’s second combined cycle, a project in which Pampa invested approximately US$350 million to add 400 MW, and employed an average of 1,500 workers during 30.5 months of works. With the completion of the new combined cycle, the total installed capacity of CTGEBA amounts to 1,243 MW, becoming the largest thermal power plant in the country, with an outstanding efficiency level of 55% average and capacity to supply electricity to 2.5 million households in the Buenos Aires metro area. Therefore, Pampa complied with the commitments stipulated in the Power Purchase Agreement (‘PPA’) with CAMMESA, which was executed pursuant to the tender launched through Resolution No 287/2017, issued by the Subsecretariat of Electric Energy.

In line with the Company’s strategy for the development of core businesses, this milestone is part of Pampa’s efforts to increase the power generation infrastructure during the last 12 years, with an investment of more than US$1.5 billion, becoming Argentina’s largest independent power producer, operating a total 4,944 MW of installed capacity, which represents 12% of the national grid.

            Sincerely,

________________________________

Victoria Hitce

Head of Market Relations